StoneLiving Securities, LLC

Statement of Operations
Year Ended March 31, 2016

Revenue - Fees	$	105,000
Expenses		
Salaries and wages - Members		121,220
Professional fees		43,223
Occupancy and equipment		17,790
Communication		17,673
Office		14,930
State registration and filing fees		8,581
Other		1,052
Total expenses		224,469
Net Loss	**$**	**(119,469)**